Exhibit 99.4

THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON PURSUANT TO REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED.

NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND, UNLESS SO REGISTERED THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON AND NEITHER THIS WARRANT NOR THE SECURITIES INTO WHICH THE WARRANT IS EXERCISABLE MAY BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES UNLESS (A) SOLD PURSUANT TO RULE 144 OR RULE 144A, IF APPLICABLE, UNDER SAID ACT, (B) SOLD IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER SAID ACT OR (C) SOLD PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT, AND IN EACH OF (A), (B) OR (C) THE HOLDER PROVIDES TO THE COMPANY AN OPINION OF COUNSEL SELECTED BY THE HOLDER IN A FORM REASONABLY SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT; PROVIDED, HOWEVER, THAT THIS WARRANT AND, UNLESS THE REGISTRATION STATEMENT (AS DEFINED HEREIN) IS EFFECTIVE, THE WARRANT SHARES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNTIL 40 DAYS AFTER THE ISSUANCE DATE (AS DEFINED HEREIN).

XINYUAN REAL ESTATE CO., LTD.

WARRANT TO PURCHASE COMMON SHARES

Warrant No.: 1-R

Number of Common Shares:

Date of Issuance: April 15, 2010 (“Issuance Date”)

Xinyuan Real Estate Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”), hereby certifies that, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Forum Asian Realty Income II, L.P., the registered holder hereof, or its permitted assigns (the “Holder”) is entitled, subject to the terms set forth below, to purchase from the Company, at the Exercise Price (as defined below) then in effect, upon surrender of this Warrant to Purchase Common Shares (including any Warrants to Purchase Common Shares issued in exchange, transfer or replacement hereof, the “Warrant”), at any time or times on or after the date hereof but not after 11:59 p.m., New York time, on the Expiration Date (as defined below), one million five hundred sixteen thousand eight hundred eighty-two (1,516,882) fully paid nonassessable Common Shares, par value $0.0001 per share (the “Warrant Shares”). Except as otherwise defined herein, capitalized terms in this Warrant shall have the meanings set forth in Section 15. This Warrant is issued pursuant to Section 2.03 of that certain Securities Purchase Agreement, dated as of April 15, 2010 (the “Subscription Date”), by and among, inter alia, the Company and the Holder (the “Securities Purchase Agreement”).

1. EXERCISE OF WARRANT.

(a) Mechanics of Exercise. Subject to the terms and conditions hereof (including, without limitation, the limitations set forth in Section 1(f)), this Warrant may be exercised by the Holder, in whole or in part, by (i) delivery of a written notice, in the form attached hereto as Exhibit A (the “Exercise Notice”), of the Holder’s election to exercise this Warrant, (ii) (A) payment to the Company of an amount equal to the applicable Exercise Price multiplied by the number of Warrant Shares as to which this Warrant is being exercised (the “Aggregate Exercise Price”) in cash or by wire transfer of immediately available funds or (B) by notifying the Company that this Warrant is being exercised pursuant to a Cashless Exercise (as defined in Section 1(d)) and (iii) if the Holder wishes to receive ADSs upon exercise of this Warrant, provided that the number of Warrant Shares as to which this Warrant is being exercised is divisible by two and that either the Registration Statement (as defined in the Registration Rights Agreement) is effective or a period of 40-days has elapsed from the Issuance Date (x) payment to the Company of one-half ( 1/2) of the applicable deposit fee required under the Deposit Agreement multiplied by the number of Warrant Shares as to which this Warrant is being exercised and (y) an originally executed and completed Letter of Transmittal in the form required from time to time by the depositary under the Deposit Agreement (the items under this clause (iii), the “ADS Exercise Deliveries”). The Company shall be responsible for the other one-half ( 1/2) of the applicable deposit fee required under the Deposit Agreement multiplied by the number of Warrant Shares as to which the Warrant is being exercised and will pay such fees to the depository. The Holder shall not be required to deliver the original Warrant in order to effect an exercise hereunder unless (A) this Warrant is being exercised in full to purchase (or acquire by Cashless Exercise) the total number of Warrant Shares issuable upon exercise of this Warrant or (B) the Holder has provided the Company with prior written notice (which notice may be included in an Exercise Notice) requesting the reissuance of this Warrant upon physical surrender of this Warrant. Execution and delivery of the Exercise Notice with respect to less than all of the Warrant Shares shall have the same effect as cancellation of the original Warrant and issuance of a new Warrant evidencing the right to purchase the remaining number of Warrant Shares. On or before the second (2nd) Business Day following the date on which the Company has received each of the Exercise Notice, the Aggregate Exercise Price (or notice of a Cashless Exercise) and, if the Holder is requesting ADSs upon exercise, the ADS Exercise Deliveries (the “Exercise Delivery Documents”), the Company shall transmit by facsimile an acknowledgment of confirmation of receipt of the Exercise Delivery Documents to the Holder and the Company’s transfer agent (the “Transfer Agent”). Unless the Holder has requested delivery of ADSs upon exercise of this Warrant, on or before the tenth (10th) Business Day following the date on which the Company has received all of the Exercise Delivery Documents, the Company shall issue and dispatch by overnight courier to the address as specified in the Exercise Notice, a certificate, registered in the Company’s share register in the name of the Holder or its designee, for the aggregate number of Common Shares to which the Holder is entitled pursuant to such exercise, which certificate shall bear a legend in accordance with Section 6.01 of the Securities Purchase Agreement, unless the Registration Statement is effective. If the Holder has requested delivery of ADSs upon exercise of this Warrant, and provided that the number of Warrant Shares as to which this Warrant is being exercised is divisible by two, and (i) either the Registration Statement is effective or (ii) a period of forty (40) days has elapsed from the Issuance Date, on or before the fifteenth (15th) Business Day following the date on which the Company receives all of the Exercise Delivery Documents, the Company shall deposit pursuant to the Deposit Agreement the Warrant Shares in exchange for ADSs in book-entry form representing the aggregate number of Common Shares to which the Holder is entitled pursuant to the exercise (the “Deposit Date”). The Holder hereby acknowledges and agrees that the Warrant Shares may not be deposited under the Deposit Agreement in exchange for ADSs unless the Registration Statement is effective or a period of forty (40) days has elapsed from the Issuance Date. Upon delivery of the Exercise Delivery Documents, the Holder shall be deemed for all corporate purposes to have become the holder of record of the Warrant Shares with respect to which this Warrant has been exercised, irrespective of the date of delivery of the certificates evidencing such Warrant Shares; provided, that if the Holder is requesting ADSs upon exercise of this Warrant, then the Holder shall be deemed for all corporate purposes to have become the holder of record of the ADSs with respect to which this Warrant has been exercised on the Deposit Date. If this Warrant is submitted in connection with any exercise pursuant to this Section 1(a) and the number of Warrant Shares represented by this Warrant submitted for exercise is greater than the number of Warrant Shares being acquired upon an exercise (whether or not represented by ADSs), then the Company shall as soon as practicable and in no event later than three (3) Business Days after any exercise and at its own expense, issue a new Warrant (in accordance with Section 5(d)) representing the right to purchase the number of Warrant Shares issuable immediately prior to such exercise under this Warrant, less the number of Warrant Shares with respect to which this Warrant is exercised. No fractional Common Shares are to be issued upon the exercise of this Warrant, but rather the number of Common Shares to be issued shall be rounded up to the nearest whole number. The Company shall pay any and all transfer, stamp and similar taxes (other than income and similar taxes) that are required to be paid with respect to the issuance and delivery of Warrant Shares upon exercise of this Warrant.

(b) Exercise Price. For purposes of this Warrant, “Exercise Price” means $0.01, subject to adjustment as provided herein; provided, however, that the Exercise Price shall not under any circumstances be less than the then applicable par value per Common Share.

(c) Company’s Failure to Timely Deliver Securities. If the Company shall fail (i) to issue a certificate to the Holder for such number of Common Shares to which the Holder is entitled upon the Holder’s exercise of this Warrant or (ii) to deposit such number of Common Shares pursuant to the Deposit Agreement within the applicable time period specified in Section 1(a) above (an “Exercise Failure”), and if on or after such Exercise Failure the Holder purchases (in an open market transaction or otherwise) Common Shares or ADSs to deliver in satisfaction of a sale by the Holder of Common Shares or ADSs issuable upon such exercise that the Holder anticipated receiving from the Company (a “Buy-In”), then the Company shall, within three (3) Business Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions, other reasonable out-of-pocket brokerage expenses or ADS fees, if any) for the Common Shares or ADSs so purchased (the “Buy-In Price”), at which point the Company’s obligation to issue and deliver such certificate to the Holder or deposit Common Shares pursuant to the Deposit Agreement shall be deemed satisfied or (ii) promptly honor its obligation to deliver to the Holder a certificate or certificates representing such Common Shares or deposit such Common Shares pursuant to the Deposit Agreement and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) the number of Common Shares, times (B) the Closing Sale Price of the ADSs on the date of exercise divided by two (2) (or such number of shares represented by one ADS as of the date of the Buy-In).

(d) Cashless Exercise. Notwithstanding anything contained herein to the contrary, if a Registration Statement covering the resale of the Warrant Shares that are the subject of the Exercise Notice is not effective for the resale of such Warrant Shares, the Holder may, in its sole discretion, exercise this Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the Aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Common Shares determined according to the following formula (a “Cashless Exercise”):

Net Number = (A x B) - (A x C)

            B

For purposes of the foregoing formula:

A=	the total number of shares with respect to which this Warrant is then being exercised.

B=	the Weighted Average Price of the ADSs (as reported by Bloomberg) for the five (5) consecutive Trading Days ending on the date immediately preceding the date of the Exercise Notice, divided by two (2) (or such number of shares represented by one ADS as of such calculation date).

C=	the Exercise Price then in effect for the applicable Warrant Shares at the time of such exercise.

(e) Disputes. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall promptly issue to the Holder the number of Warrant Shares that are not disputed and resolve such dispute in accordance with Section 10.

(f) Limitations on Exercises. The Company shall not effect any exercise of this Warrant, and the Holder shall not have the right to exercise this Warrant, to the extent that after giving effect to such exercise, such Holder (together with the Holder’s affiliates) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the number of Common Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by the Holder and its affiliates shall include the number of Common Shares issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which would be issuable upon (i) exercise of the remaining, unexercised portion of this Warrant beneficially owned by the Holder and any of its affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company beneficially owned by such Person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended. For purposes of this Warrant, in determining the number of outstanding Common Shares, the Holder may rely on the number of outstanding Common Shares as reflected in (1) the Company’s most recent Form 20-F, Report of Foreign Private Issuer on Form 6-K of the Company or other public filing with the Securities and Exchange Commission (the “SEC”), as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Common Shares outstanding. For any reason at any time, upon the written or oral request of the Holder, the Company shall within three (3) Business Days confirm in writing to the Holder the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Warrants, by the Holder and its affiliates since the date as of which such number of outstanding Common Shares was reported. By written notice to the Company, the Holder may from time to time increase or decrease the Maximum Percentage to any other percentage not in excess of 9.99% specified in such notice; provided that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company. The provisions of this paragraph shall be construed and implemented in a manner other than in strict conformity with the terms of this Section 1(f) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended beneficial ownership limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(g) Insufficient Authorized Shares. If at any time while this Warrant remains outstanding the Company does not have a sufficient number of authorized and unreserved Common Shares to satisfy its obligation to reserve for issuance upon exercise of this Warrant at least a number of Common Shares equal to 120% (the “Required Reserve Amount”) of the number of Common Shares as shall from time to time be necessary to effect the exercise of all of this Warrant then outstanding (an “Authorized Share Failure”), then the Company shall, as soon as practicable, take all action necessary to increase the Company’s authorized Common Shares to an amount sufficient to allow the Company to reserve the Required Reserve Amount for this Warrant then outstanding. Without limiting the generality of the foregoing sentence, as soon as practicable after the date of the occurrence of an Authorized Share Failure, but in no event later than ninety (90) days after the occurrence of such Authorized Share Failure, the Company shall either (x) obtain the vote or written consent of its shareholders for the approval of an increase in the number of authorized Common Shares and provide each shareholder with an information statement with respect thereto or (y) hold a meeting of its shareholders for the approval of an increase in the number of authorized Common Shares. In connection with such meeting, the Company shall provide each shareholder with a proxy statement and shall use its reasonable best efforts to solicit its shareholders’ approval of such increase in authorized Common Shares and to cause its Board of Directors to recommend to the shareholders that they approve such proposal.

2. ADJUSTMENT OF EXERCISE PRICE AND NUMBER OF WARRANT SHARES. If the Company at any time on or after the Subscription Date subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its outstanding Common Shares into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Warrant Shares will be proportionately increased. If the Company at any time on or after the Subscription Date combines (by combination, reverse stock split or otherwise) one or more classes of its outstanding Common Shares into a smaller number of shares, the Exercise Price in effect immediately prior to such combination will be proportionately increased and the number of Warrant Shares will be proportionately decreased. Any adjustment under this Section 2 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3. NONCIRCUMVENTION. The Company hereby covenants and agrees that the Company will not, by amendment of its Memorandum and Articles of Association or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, and will at all times in good faith carry out all the provisions of this Warrant and take all action as may be required to protect the rights of the Holder. Without limiting the generality of the foregoing, the Company (i) shall not increase the par value of any Common Shares receivable upon the exercise of this Warrant above the Exercise Price then in effect, (ii) shall take all such actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Common Shares upon the exercise of this Warrant, and (iii) shall, so long as the Warrant is outstanding, take all action necessary to reserve and keep available out of its authorized and unissued Common Shares, solely for the purpose of effecting the exercise of the Warrant, 120% of the number of Common Shares as shall from time to time be necessary to effect the exercise of the Warrant then outstanding (without regard to any limitations on exercise). For the avoidance of doubt, solicitation by the Company of the consents of the Holder to any amendment, modification or waiver of any provision of the Warrant shall not be or be deemed an avoidance of performance of the terms of this Warrant.

4. WARRANT HOLDER NOT DEEMED A SHAREHOLDER. Except as otherwise specifically provided herein, the Holder, solely in such Person’s capacity as a holder of this Warrant, shall not be entitled to vote or receive dividends or be deemed the holder of share capital of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, solely in such Person’s capacity as the Holder of this Warrant, any of the rights of a shareholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise, prior to the issuance to the Holder of the Warrant Shares which such Person is then entitled to receive upon the due exercise of this Warrant. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company. Notwithstanding this Section 4, to the extent not available through the EDGAR filing system of the SEC, the Company shall provide the Holder with copies of the same notices and other information given to the shareholders of the Company generally, contemporaneously with the giving thereof to the shareholders.

5. REISSUANCE OF WARRANTS.

(a) Transfer of Warrant. If this Warrant is to be transferred, the Holder shall surrender this Warrant to the Company, whereupon the Company will forthwith issue and deliver upon the order of the Holder a new Warrant (in accordance with Section 5(d)), registered as the Holder may request, representing the right to purchase the number of Warrant Shares being transferred by the Holder and, if less than the total number of Warrant Shares then underlying this Warrant is being transferred, a new Warrant (in accordance with Section 5(d)) to the Holder representing the right to purchase the number of Warrant Shares not being transferred.

(b) Lost, Stolen or Mutilated Warrant. Upon receipt by the Company of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of any indemnification undertaking by the Holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of this Warrant, the Company shall execute and deliver to the Holder a new Warrant (in accordance with Section 5(d)) representing the right to purchase the Warrant Shares then underlying this Warrant.

(c) Exchangeable for Multiple Warrants. This Warrant is exchangeable, upon the surrender hereof by the Holder at the principal office of the Company, for a new Warrant or Warrants (in accordance with Section 5(d)) representing in the aggregate the right to purchase the number of Warrant Shares then underlying this Warrant, and each such new Warrant will represent the right to purchase such portion of such Warrant Shares as is designated by the Holder at the time of such surrender; provided, however, that no Warrants for fractional Common Shares shall be given.

(d) Issuance of New Warrants. Whenever the Company is required to issue a new Warrant pursuant to the terms of this Warrant, such new Warrant (i) shall be of like tenor with this Warrant, (ii) shall represent, as indicated on the face of such new Warrant, the right to purchase the Warrant Shares then underlying this Warrant (or in the case of a new Warrant being issued pursuant to Section 5(a) or Section 5(c), the Warrant Shares designated by the Holder which, when added to the number of Common Shares underlying the other new Warrants issued in connection with such issuance, does not exceed the number of Warrant Shares then underlying this Warrant), (iii) shall have an issuance date, as indicated on the face of such new Warrant which is the same as the Issuance Date, and (iv) shall have the same rights and conditions as this Warrant.

(e) Register. The Company shall keep at its principal executive office a register for the registration of transfers of Warrants. The name and address of each Holder of one or more Warrants, each transfer thereof and the name and address of each transferee of one or more Warrants shall be registered in such register. Prior to presentation of the documents necessary to effect a transfer and the registration thereof, the Person in whose name any Warrant shall be registered shall be deemed and treated as the Holder thereof for all purposes hereof, and the Company shall not be affected by any notice or knowledge to the contrary.

6. NOTICES. Whenever notice is required to be given under this Warrant, unless otherwise provided herein, such notice shall be given in accordance with Section 18.01 of the Securities Purchase Agreement. The Company shall provide the Holder with prompt written notice of all actions taken pursuant to this Warrant, including in reasonable detail a description of such action and the reason therefor. Without limiting the generality of the foregoing, the Company will give written notice to the Holder immediately upon any adjustment of the Exercise Price, setting forth in reasonable detail, and certifying, the calculation of such adjustment.

7. AMENDMENT AND WAIVER. The provisions of this Warrant may be amended only by written agreement between the Holder and the Company.

8. GOVERNING LAW. This Warrant shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York.

9. CONSTRUCTION; HEADINGS. This Warrant shall be deemed to be jointly drafted by the Company and the Holder and shall not be construed against any person as the drafter hereof. The headings of this Warrant are for convenience of reference and shall not form part of, or affect the interpretation of, this Warrant.

10. DISPUTE RESOLUTION. In the case of a dispute as to the determination of the Exercise Price or the arithmetic calculation of the Warrant Shares, the Company shall submit the disputed determinations or arithmetic calculations via facsimile within two (2) Business Days of receipt of the Exercise Notice giving rise to such dispute, as the case may be, to the Holder. If the Holder and the Company are unable to agree upon such determination or calculation of the Exercise Price or the Warrant Shares within three (3) Business Days of such disputed determination or arithmetic calculation being submitted to the Holder, then the Company shall, within two (2) Business Days submit via facsimile to the Company’s independent, outside accountant. The Company shall cause at its expense the accountant to perform the determinations or calculations and notify the Company and the Holder of the results no later than ten (10) Business Days from the time it receives the disputed determinations or calculations. Such accountant’s determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error.

11. REMEDIES, OTHER OBLIGATIONS, BREACHES AND INJUNCTIVE RELIEF. The remedies provided in this Warrant shall be cumulative and in addition to all other remedies available under this Warrant and the other Transaction Documents, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit the right of the Holder to pursue damages for any failure by the Company to comply with the terms of this Warrant. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder and that the remedy at law for any such breach may be inadequate. The Company therefore agrees that, in the event of any such breach or threatened breach, the holder of this Warrant shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

12. TRANSFER.

(a) Subject to the provisions of this Section 12 and Section 5 hereof, and in accordance with the Securities Act, Forum Asian Realty Income II, L.P., as the registered Holder, or an applicable subsequent registered Holder, may transfer the Warrant or a portion thereof without the consent of the Company.

(b) For a period of forty (40) days beginning on the Issuance Date, this Warrant may not be offered or sold to a U.S. person or for the account or benefit of a U.S. Person (as defined in Regulation S). Each Holder agrees that it will notify any transferee of the Warrant that the transferee is subject to the same restrictions on offers and sales of the Warrants. Each Holder agrees that the Company is hereby required to refuse to register any transfer of any Warrants not made in accordance with the provisions of Regulation S, pursuant to registration under the Securities Act or pursuant to an available exemption from registration.

(c) The number of Warrant Shares in which any Warrant or portion thereof being transferred may be exercised must be at least one hundred thousand (100,000) and such number of Warrant Shares must be divisible by two (2).

13. SEVERABILITY. If any provision of this Warrant is prohibited by law or otherwise determined to be invalid or unenforceable by a court of competent jurisdiction, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the broadest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Warrant so long as this Warrant as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

14. TAXES.

(a) Any and all payments by the Company hereunder, including any amounts received on an exercise or redemption of the Warrant and any amounts on account of interest or deemed interest, shall be made free and clear of and without deduction for any and all present or future taxes, levies, imposts, deductions, charges or withholdings, and all liabilities with respect thereto, imposed under any law, rule, code or regulation of the People’s Republic of China, the Cayman Islands or any other non-U.S. governmental authority, including, without limitation, any federal, state, local, provincial or other similar non-U.S. governmental authority (collectively referred to as “International Taxes”). If the Company shall be required to deduct any International Taxes from or in respect of any sum payable hereunder to the Holder, (i) the sum payable shall be increased by the amount by which the sum payable would otherwise have to be increased (the “tax make-whole amount”) to ensure that after making all required deductions (including deductions applicable to the tax make-whole amount) the Holder would receive an amount equal to the sum it would have received had no such deductions been made, (ii) the Company shall make such deductions and (iii) the Company shall pay the full amount withheld or deducted to the applicable governmental authority within the time required.

(b) In addition, the Company agrees to pay to the relevant governmental authority in accordance with applicable law any present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies that arise from any payment made hereunder or in connection with the execution, delivery, registration or performance of, or otherwise with respect to, this Warrant (“Other Taxes”). The Company shall deliver to the Holder official receipts, if any, in respect of any International Taxes and Other Taxes payable hereunder promptly after payment of such International Taxes, Other Taxes or other evidence of payment reasonably acceptable to the Holder.

(c) The obligations of the Company under this Section 14 shall survive the termination of this Warrant and the payment of the Warrant and all other amounts payable hereunder.

15. CERTAIN DEFINITIONS. For purposes of this Warrant, the following terms shall have the following meanings:

(a) “American Depositary Shares” or “ADSs” means American Depositary Shares, each representing two (2) Common Shares as evidenced by American Depositary Receipts issued pursuant to the Deposit Agreement.

(b) “Bloomberg” means Bloomberg Financial Markets.

(c) “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Hong Kong are authorized or required by law to remain closed.

(d) “Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last bid or trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as mutually determined by the Company and the Holder. If the Company and the Holder are unable to agree upon the fair market value of such security, then such dispute shall be resolved pursuant to Section 10. All such determinations to be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

(e) “Common Shares” means (i) the Company’s Common Shares, par value $0.0001 per share, regardless of whether such shares may be in the form of ADSs, and (ii) any share capital into which such Common Shares shall have been changed or any share capital resulting from a reclassification of such Common Shares.

(f) “Deposit Agreement” means that certain depositary agreement, dated as of December 11, 2007, among the Company, JPMorgan Chase Bank, N.A. as depositary, and the holders from time to time of the American Depositary Receipts, as amended from time to time.

(g) “Eligible Market” means the Principal Market, The NASDAQ Global Select Market, The NASDAQ Global Market, The NASDAQ Capital Market, or The NYSE Amex.

(h) “Expiration Date” means April 15, 2013.

(i) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization, any other entity and a government or any department or agency thereof.

(j) “Principal Market” means The New York Stock Exchange.

(k) “Registration Rights Agreement” means that certain registration rights agreement by and between the Company and the Holder of even date herewith.

(l) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(m) “Trading Day” means any day on which the ADSs Shares are traded on the Principal Market, or, if the Principal Market is not the principal trading market for the ADSs, then on the principal securities exchange or securities market on which the ADSs are then traded; provided that “Trading Day” shall not include any day on which the ADSs are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the ADSs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to Purchase Common Shares to be duly executed as of the Issuance Date set out above.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Director and Chief Financial Officer

[Signature Page to Warrant]

EXHIBIT A

EXERCISE NOTICE

TO BE EXECUTED BY THE REGISTERED HOLDER TO EXERCISE THIS

WARRANT TO PURCHASE COMMON STOCK

XINYUAN REAL ESTATE CO., LTD.

The undersigned holder hereby exercises the right to purchase                      of the Common Shares (“Warrant Shares”) of Xinyuan Real Estate Co., Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), evidenced by the attached Warrant to Purchase Common Shares (the “Warrant”). Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Warrant.

1. Form of Exercise Price. The Holder intends that payment of the Exercise Price shall be made as:

             a “Cash Exercise” with respect to                      Warrant Shares; and/or

             a “Cashless Exercise” with respect to                      Warrant Shares.

2. Payment of Exercise Price. In the event that the holder has elected a Cash Exercise with respect to some or all of the Warrant Shares to be issued pursuant hereto, the holder shall pay the Aggregate Exercise Price in the sum of $             to the Company in accordance with the terms of the Warrant.

3. Delivery of Warrant Shares. The Company shall deliver to the holder Warrant Shares in accordance with the terms of the Warrant as follows:

             Certificated Common Shares; and/or

             ADSs.

Until the earlier of the expiration of the 40-day period commencing on the Issuance Date of the Warrant or the effectiveness of a registration statement covering the resale of the Warrant Shares, the Company shall only deliver certificated Common Shares which shall bear a restricted legend as to transfer restrictions under applicable U.S. securities law.

4. Payment of Deposit Fee. In the event the holder has elected to receive ADSs with respect to some or all of the Warrants Shares to be issued pursuant hereto, the holder hereby pays to the Company deposit fees in the sum of $                     for further payment on to the depositary under the Deposit Agreement (which sum shall equal one-half of the aggregate deposit fees payable in respect of the number of Warrant Shares as to which the undersigned is exercising the Warrant pursuant to this exercise notice).

5. Notwithstanding anything to the contrary contained herein, this Exercise Notice shall constitute a representation by the Holder of the Warrant submitting this Exercise Notice that, after giving effect to the exercise provided for in this Exercise Notice, such Holder (together with its affiliates) will not have beneficial ownership (together with the beneficial ownership of such Person’s affiliates) of a number of Common Shares which exceeds the Maximum Percentage (as defined in the Warrant) of the total outstanding Common Shares of the Company as determined pursuant to the provisions of Section 1(f) of the Warrant.

6. Unless and until (i) the Warrants and the Warrant Shares are registered for resale under the Securities Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a form reasonably satisfactory to the Company, to the effect that such sale, assignment or transfer of the Warrants and the Warrant Shares may be made without registration under the applicable requirements of the Securities Act or (iii) the Warrants and the Warrant Shares can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A, if applicable under the Securities Act, (A) the undersigned hereby represents and warrants that it is not a U.S. person (as defined in Regulation S) and the Warrant is not being exercised by or on behalf of a U.S. person and (B) the undersigned hereby (i) acknowledges that the Warrants may not be exercised in the United States and (ii) acknowledges that the underlying Warrant Shares may not be delivered within the United States upon exercise, in each case other than in an “offshore transaction” as such term is defined in Rule 902 of Regulation S or unless such shares are registered under the Securities Act or an exemption from registration is available.

Date:             ,

Name of Registered Holder

By:
Name:
Title: